FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated November 2, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

Magyar Telekom fails to publish proposed resolutions for General Meeting on November 15

Budapest – November 2, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that it had failed to publish proposed resolutions for its General Meeting to be held on November 15, 2006.

At its meeting held on October 2, 2006, Magyar Telekom’s Supervisory Board, in line with the previous resolution of the Hungarian Financial Supervisory Authority (HFSA), decided on its own initiative to call a General Meeting to be held on November 15, 2006. The invitation to the General Meeting was published on October 13, 2006 and the meeting agenda included discussion of the company’s 2005 annual report as well as the proposal on the dividend payment. In accordance with Section 304 § (1) of Act IV of 2006 on Business Associations, as well as Magyar Telekom’s Articles of Association, the company should publish at least 15 days prior to the date of the General Meeting, which intends to approve the annual report, at least the principal data of the balance sheet, summaries of the reports of the Board of Directors and the Supervisory Board, as well as other proposed resolutions of the General Meeting.

In spite of the fact that Magyar Telekom is committed to complying fully with the requirements and requests of the authorities that have jurisdiction over it and is seeking to have its annual results and dividend proposal approved as promptly as reasonable practicable, Magyar Telekom’s management is not in a position to disclose the proposed resolutions as the submissions for the General Meeting are not available.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: November 2, 2006